(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-23574 NOTIFICATION OF LATE FILING

For Period Ended: January 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

PETCO Animal Supplies, Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

9125 Rehco Road

City, State and Zip Code

San Diego, California 92121

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

PETCO Animal Supplies, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended January 29, 2005 (the “2004 Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On April 1, 2005, the Company discovered within its Distribution Operation instances of errors in which certain expenses were under-accrued. The Company is reviewing changes to its financial results for the fourth quarter and full fiscal year 2004 ended January 29, 2005, and is working with its independent registered public accounting firm to determine whether it will be necessary to restate its financial results.

Until the review of any anticipated changes to its financial results for the fourth quarter and full fiscal year 2004 is completed, the Company cannot finalize its financial statements for the period ended January 29, 2005 or file its 2004 Form 10-K. The Company intends to finalize its financial statements for the period ending January 29, 2005 and to file its 2004 Form 10-K on or before April 29, 2005.

IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rodney Carter		(858) 453-7845
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, as of the date of this filing, the Company is still reviewing the accounting in its Distribution Operation related to the errors in which certain expenses were under-accrued.

On April 15, 2005, the Company announced its anticipated changes to its financial results for the fourth quarter and full fiscal year 2004 ended January 29, 2005 as a result of the discovery of the under-accrual of certain expenses within its Distribution Operation. Based on the review to date, the Company anticipates reporting a reduction in its fourth quarter 2004 net earnings of $3.0 million to $4.5 million, or approximately $0.05 to $0.07 per diluted share. The Company’s press release reporting these anticipated changes to its financial results was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in the Company’s Current Report on Form 8-K filed on April 15, 2005.

PETCO Animal Supplies, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 15, 2005	By	/s/ Rodney Carter
Rodney Carter Senior Vice President and Chief Financial Officer